Filed Pursuant to Rule 433
Registration No. 333-133007
August 9, 2007

FREE WRITING PROSPECTUS
(To Prospectus Dated April 5, 2006 and
Prospectus Supplement Dated July 3, 2006)
HSBC USA Inc.
$[●]
Upside Down Equity Basket Linked Notes
Linked to the performances of the common stocks of D.R. Horton, Inc., Lennar Corporation and PULTE HOMES, INC.

Terms used in this free writing prospectus are described or defined in the prospectus supplement and the prospectus. The notes offered will have the terms described in the prospectus supplement and the prospectus. The notes are partially principal protected, and you may lose up to 50% of your principal.

The terms and conditions relating to the offering set forth in this free writing prospectus shall supersede the terms and conditions set forth in free writing prospectuses dated August 7, 2007 and August 8, 2007 relating to the same offering previously filed with the Securities and Exchange Commission.

•	Reference Assets:
Common stocks of D.R. Horton, Inc. (ticker: DHI) (“DR Horton”), Lennar Corporation (ticker: LEN) (“Lennar”), and PULTE HOMES, INC. (ticker: PHM) (“Pulte”, and together with DR Horton, and Lennar, each a “Reference Asset” and together the “Reference Assets”).

•	Reference Issuer:	With respect to DR Horton, D.R. Horton, Inc.; with respect to Lennar, Lennar Corporation; and with respect to Pulte, PULTE HOMES, INC.
•	Principal Amount:	$1,000 per note, subject to a minimum purchase of 1 note ($1,000).
•	Trade Date:	August 24, 2007
•	Pricing Date:	August 24, 2007
•	Original Issue Date:	August 29, 2007
•	Maturity Date:	3 business days after the final valuation date, which is expected to be February 28, 2008. The maturity date is subject to further adjustment as described herein.
•	Interest Rate:	20.40% per annum, calculated on the basis of 360-day year comprised of twelve 30-day months.
•	Interest Payment Dates
The 29th calendar day of each of month following the original issue date, or if that day is not a business day, the following business day, commencing on September 29, 2007 and ending on and including the Maturity Date.

•	Principal Payment at Maturity:
For each note, you will receive a cash payment on the maturity date that is based on the performance of the reference assets for the period from and including the pricing date to and including the final valuation date (the “Observation Period”) (as described below):

-        If the final value of the best performing reference asset is equal to or less than its initial value, or the official closing price of any reference asset (which may or may not be the best performing reference asset) is less than its respective trigger level (as defined below) on each scheduled trading day during the observation period, you will receive an amount equal to 100% of the original principal amount; or

-        If the final value of the best performing reference asset is greater than its initial value and the official closing price of any reference asset (which may or may not be the best performing reference asset) on any scheduled trading day during the observation period is greater than or equal to its respective trigger level, you will receive an amount equal to the difference of (i) 100% of the original principal amount minus (ii) the product of (a) 100% of the original principal amount multiplied by (b) the final return (as described below), subject to the minimum payment at maturity.

If (i) the final value of the best performing reference asset is greater than its initial value and (ii) the official closing price of any reference asset (which may or may not be the best performing reference asset) on any scheduled trading day during the observation period is greater than or equal to the trigger level, you will lose 1% of the original principal amount for each percentage point that the final return is above 0%, subject to the minimum payment at maturity. For example, if the final return of the best performing reference asset is +40%, you will suffer a 40% loss and receive 60% of the original principal amount. Accordingly, you may lose some of your initial investment.

•	Best Performing Reference Asset:
On the final valuation date, the “best performing reference asset” will be the reference asset with the highest performance of the three reference assets as determined by the calculation agent by dividing the final value of each reference asset by its respective initial value, expressed as a percentage.

•	Trigger Level:	With respect to each reference asset, 125% of the initial value of such reference asset.
•	Minimum Payment at Maturity:	50% of the principal amount per note.
•	Initial Value:
With respect to DR Horton, [●]; with respect to Lennar, [●]; with respect to Pulte, [●], in each case, which represents the official closing price of one share of the applicable reference asset as of the pricing date.

•	Final Value:	With respect to each reference asset, the official closing price of one share of such reference asset as of the final valuation date.
•	Final Return:
The quotient, expressed as a percentage, of (i) the final value of the best performing reference asset minus the initial value of such best performing reference asset divided by (ii) the initial value of such best performing reference asset, expressed as a formula:

•	Final Valuation Date:	February 25, 2008, or if that date is not a scheduled trading day (as defined below), the following scheduled trading day, subject to adjustment as described herein.
•	Form of notes:	Book-Entry.
•	CUSIP and ISIN:	4042K0AU9 and US4042K0AU96
•	Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
•	Agent’s Discount:	TBD

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-4 of this document and page S-3 of the product supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.
We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.
HSBC SECURITIES (USA) INC.
August 9, 2007

SUMMARY

General Terms

This free writing prospectus relates to one note offering linked to the performance of the three reference assets identified on the cover page. The purchaser of a note will acquire a security linked to the performance of the three reference assets as further described herein. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference assets identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference assets or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated July 3, 2006. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-4 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc., the agent or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

• the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000110465906045146/a06-14758_3424b2.htm

• the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

For each note, you will receive a cash payment on the maturity date that is based on the performance of the reference assets during the observation period, as described below:

•
If the final value of the best performing reference asset is equal to or less than its initial value, or the official closing price of any reference asset (which may or may not be the best performing reference asset) is less than its respective trigger level on each scheduled trading day during the observation period, you will receive an amount equal to 100% of the original principal amount; or

•
If the final value of the best performing reference asset is greater than its initial value and the official closing price of any reference asset (which may or may not be the best performing reference asset) on any scheduled trading day during the observation period is greater than or equal to its respective trigger level, you will receive an amount equal to the difference of (i) 100% of the original principal amount minus (ii) the product of (a) 100% of the original principal amount multiplied by (b) the final return, subject to the minimum payment at maturity.

If (i) the final value of the best performing reference asset is greater than its initial value and (ii) the official closing price of any reference asset (which may or may not be the best performing reference asset) on any scheduled trading day during the observation period is greater than or equal to the trigger level, you will lose 1% of the original principal amount for each percentage point that the final return of the best performing reference asset is above 0%, subject to the minimum payment at maturity. For example, if the final return of the best performing reference asset is +40%, you will suffer a 40% loss and receive 60% of the original principal amount. Accordingly, you may lose some of your initial investment.

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Interest

The notes will pay interest at the interest rate specified on the front cover of this free writing prospectus, and interest payments will be made on interest payment dates specified on the front cover of this free writing prospectus. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Any interest payment is required to be made on any day that is not a business day will be made on the next succeeding business day. For more information, see “Description of Notes - Fixed Rate Notes” in the prospectus supplement.

Expenses

We estimate that we will spend approximately $5,000 for printing, trustee and legal fees and other expenses allocable to the offerings.

Market Disruption Event

If on any scheduled trading day during the observation period (except for the final valuation date) there is a market disruption event (as defined below) for any reference asset, the official closing level of such reference asset in respect of such day will be the official closing level of such reference asset as of the immediate prior scheduled trading day for which a market disruption event did not exist.

If the final valuation date is not a scheduled trading day, then the final valuation date will be the next day that is a scheduled trading day. If a market disruption event for any reference asset exists on the final valuation date, then the final valuation date will be the next scheduled trading day on which a market disruption event does not exist. If a market disruption event exists on eight consecutive scheduled trading days, then that eighth scheduled trading day will be the final valuation date and the calculation agent will determine the final value on that date in good faith and in its sole discretion. If the final valuation date is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date and no interest will be payable in respect of such postponement. For the avoidance of doubt, if no market disruption event exists with respect to a reference asset on the final valuation date, the determination of that reference asset’s final value will be made on the final valuation date, irrespective of the existence of a market disruption event with respect to one or more of the other reference assets.

“Market disruption event” means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(a) the occurrence or existence of a condition specified below at any time:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to shares of any reference asset, or (B) in futures or options contracts relating to any reference asset, on any related exchange; or

(ii) any event (other than any event described in (b) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A), to effect transactions in, or obtain market values for shares of any reference asset, or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to any reference asset on any relevant related exchange; or

(b) the closure on any scheduled trading day of any relevant exchange relating to shares of any reference asset, or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

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“Related exchange” means each exchange or quotation system on which futures or options contracts relating to any reference asset are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to any reference asset has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to any reference asset or on such temporary substitute exchange or quotation system as on the original related exchange).

“Relevant exchange” means any exchange on which shares of any reference asset trade.

“Scheduled closing time” means with respect to a relevant exchange or a related exchange, the scheduled weekday closing time on any scheduled trading day of the relevant exchange or related exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for shares of any reference asset.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

As you review “Risk Factors” in the accompany prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”; and

•	“— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset.”

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Partially Principal Protected and You May Lose Up to 50% of Your Initial Investment if the Value of Any Reference Asset Appreciates During the Observation Period.

The notes are partially principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of your principal amount if (i) the final value of the best performing reference asset is greater than its initial value and (ii) the official closing price of any reference asset (which may or may not be the best performing reference asset) on any scheduled trading day during the observation period is greater than or equal to its respective trigger level. If both (i) and (ii) occur, you will lose 1% of the original principal amount for each percentage point that the final return of the best performing reference asset is above 0.00%, subject to the minimum payment at maturity. Accordingly, you may lose up to 50% of your initial investment in the notes.

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You Will Receive the Principal Amount of the Notes Only If the Final Value of the Best Performing Reference Asset is Equal to or Less Than Its Initial Value Or the Official Closing Price of Any Reference Asset (Which May or May Not be the Best Performing Reference Asset) is Less Than the Trigger Level on Each Scheduled Trading Day During the Observation Period.

You will lose some or all of principal amount of your notes if (i) the final value of the best performing reference asset is greater than its initial value and (ii) the official closing price of any reference asset (which may or may not be the best performing reference asset) on any scheduled trading day during the observation period is greater than or equal to its respective trigger level. You will receive 100% principal amount of your notes if, and only if, either of the following is true: (i) if the final value of the best performing reference asset is equal to or less than its initial value or (ii) the official closing price of any reference asset (which may or may not be the best performing reference asset) is less than its respective trigger level on each scheduled trading day during the observation period.

Because You Will Not Benefit From Any Depreciation in the Reference Assets Below the Initial Value, You Will Not Receive More Than Your Principal Amount at Maturity.

At maturity, you will receive no more than 100% of the principal amount of your notes, and the total payment you receive over the term of the notes will not exceed 100% of the principal amount of your notes plus interest payments. Accordingly, if the final value of the best performing reference asset falls to or below its initial value or the official closing price of any reference asset (which may or may not be the best performing reference asset) is less than its respective trigger level on each scheduled trading day during the observation period, for each $1,000 principal amount of notes, you will not receive a total payment over the term of the notes of more than 100% of the principal amount plus the interest payments as specified herein, regardless of any depreciation in the value of the reference assets.

Industry Concentration.

All of the reference assets underlying the notes are shares of companies whose primary lines of business are directly associated with homebuilding in the United States. As a result, an investment in the notes will be concentrated in just this single industry.

Tax Treatment.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. Please see the discussion set forth under “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement, and below.

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ILLUSTRATIVE EXAMPLES

The following examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the value of the reference assets relative to their respective initial values. We cannot predict the respective final values of the reference assets on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical final value of reference assets used in the illustrations below are not the actual respective final value of the reference assets. You should not take these examples as an indication or assurance of the expected performance of the reference assets.

The following examples indicate how the principal payment at maturity would be calculated with respect to a hypothetical $1,000 investment in the notes. The examples do not reflect the payment of any interest on the notes. These examples assume that the notes are held to maturity and the following initial values and trigger levels:

Reference Asset	Initial Values	Trigger Levels
DR Horton	$17.15	$21.44
Lennar	$31.77	$39.71
Pulte	$19.99	$24.99

Example 1: The final value of the best performing reference asset is greater than its initial value, but the official closing price of each reference asset is never greater than or equal to its respective trigger level on any scheduled trading day during the observation period.

Reference Asset	Hypothetical Final Value on Final Valuation Date	The Highest Official Closing Price of the Reference Asset During the Observation Period	Final Return
DR Horton	$17.20	$19.20	+0.29%
Lennar	$35.99	$36.10	+13.28%
Pulte	$22.00	$23.50	+10.06%
Principal payment at maturity = $1000.00

Example 2: The official closing price of one (or more) of the reference assets (which may or may not be the best performing reference asset) is greater than or equal to its respective trigger level on one or more scheduled trading days during the observation period, but the value of the best performing reference asset on the final valuation date has depreciated below its initial price.

Reference Asset	Hypothetical Final Value on Final Valuation Date	The Highest Official Closing Price of the Reference Asset During the Observation Period	Final Return
DR Horton	$17.10	$22.50*	-0.29%
Lennar	$15.50	$36.10	-51.21%
Pulte	$19.50	$23.50	-2.45%
* Official closing price greater than or equal to trigger price on one or more scheduled trading days during the observation period.

Principal payment at maturity = $1000.00

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Example 3: The final value of the best performing reference asset has increased above its initial value on the final valuation date and the official closing price of one (or more) of the reference assets (which may or may not be the best performing reference asset) is greater than or equal to its respective trigger level on one or more scheduled trading days during the observation period.

Reference Asset	Hypothetical Final Value on Final Valuation Date	The Highest Official Closing Price of the Reference Asset During the Observation Period	Final Return
DR Horton	$17.20	$22.50*	+0.29%
Lennar	$35.99	$36.10	+13.28%
Pulte	$22.00	$23.50	+10.06%
* Official closing price greater than or equal to trigger price on one or more scheduled trading days during the observation period.

Principal payment at maturity = ($1000.00) - [($1000.00) x (0.1328)] = $867.20

Example 4: The final value of the best performing reference asset has increased by over 50% above its initial value on the final valuation date and the official closing price of one (or more) of the reference assets (which may or may not be the best performing reference asset) is greater than or equal to its respective trigger level on one or more scheduled trading days during the observation period.

Reference Asset	Hypothetical Final Value on Final Valuation Date	The Highest Official Closing Price of the Reference Asset During the Observation Period	Final Return
DR Horton	$17.20	$22.50*	+0.29%
Lennar	$55.99	$66.10*	+76.24%
Pulte	$22.00	$23.50	+10.06%
* Official closing price greater than or equal to trigger price on one or more scheduled trading days during the observation period.

Principal payment at maturity = minimum payment at maturity = ($1000.00) x (0.50)] = $500.00

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DESCRIPTION OF THE REFERENCE ISSUERS

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference assets. All disclosures contained in this free writing prospectus regarding the reference assets are derived from publicly available information.

We do not assume any responsibility for the adequacy or accuracy of the information about the reference issuers contained in this free writing prospectus or in any publicly available filings made by such reference issuer. You should make your own investigation into the reference issuers.

The reference assets are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. In addition, information regarding a reference issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such reports.

This free writing prospectus relates only to the notes offered hereby and does not relate to the reference assets or any other securities of their respective reference issuers. We have derived all disclosures contained in this free writing prospectus regarding the reference issuers from the publicly available documents described in the preceding paragraph. We did not participate in the preparation of such documents or made any due diligence inquiry with respect to the reference issuers in connection with the offering of the notes. We do not make any representation that such publicly available documents or any other publicly available information regarding the reference issuers are accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the reference assets (and therefore their respective initial values) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the reference issuers could affect the value received with respect to the notes and, therefore, the trading prices of the notes.

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D.R. Horton, Inc.

According to publicly available information, D.R. Horton, Inc. (“DR Horton”) operates as a homebuilding company in the United States. It constructs and sells single-family homes. DR Horton has two segments, Homebuilding and Financial Services. The Homebuilding segment acquires and develops land for residential purposes; and constructs and sells residential homes. This segment builds traditional single-family detached homes; and attached homes, such as town homes, duplexes, triplexes, and condominiums, as well as sells land and lots. DR Horton markets and sells its homes through commissioned employees and independent real estate brokers. The Financial Services segment provides mortgage banking and title agency services to homebuyers. It originates, packages, and sells mortgage loans and their servicing rights to third-party investors, after origination on a non-recourse or limited recourse basis. This segment also provides title insurance policies, examination, and closing services primarily to purchasers of homes. DR Horton was founded in 1978 and is based in Fort Worth, Texas.

Historical Performance of DR Horton

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of DR Horton for each quarter in the period from January 1, 2003 through June 29, 2007 and for the period from July 2, 2007 through August 2, 2007. The closing price of DR Horton on August 2, 2007 was $17.15. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of DR Horton should not be taken as an indication of future performance, and no assurance can be given that the price of DR Horton will decrease relative to its initial value during the term of the notes.
Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	10.22	8.48	9.60
June 30, 2003	16.15	9.48	14.05
September 30, 2003	16.64	13.41	16.35
December 31, 2003	22.69	16.30	21.63
March 31, 2004	27.38	18.50	26.57
June 30, 2004	26.96	18.47	21.30
September 30, 2004	25.75	18.58	24.83
December 31, 2004	31.41	20.40	30.23
March 31, 2005	34.58	27.44	29.24
June 30, 2005	39.20	26.83	37.61
September 30, 2005	42.82	33.34	36.22
December 30, 2005	38.56	28.78	35.73
March 31, 2006	41.66	30.80	33.22
June 30, 2006	35.27	22.55	23.82
September 29, 2006	25.43	19.52	23.95
December 29, 2006	27.81	21.51	26.49
March 30, 2007	31.13	21.79	22.00
June 29, 2007	24.49	19.76	19.93
July 2, 2007-August 2, 2007	20.75	15.00	17.15

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Lennar Corporation

According to publicly available information, Lennar Corporation (“Lennar”) operates as a homebuilder primarily in the United States. It constructs and sells single-family attached and detached homes, and to a lesser extent multi-level buildings to first-time, move-up, and active adult homebuyers. Lennar also engages in the purchase, development, and sale of residential land directly and through unconsolidated entities. In addition, it provides financial services, such as mortgage financing; title insurance; closing services; and other ancillary services, including personal lines insurance, high-speed Internet, and cable television for its homes buyers and others. Lennar sells its originated loans in the secondary mortgage market. It sells its homes through its sales associates and independent brokers. It offers its services in Florida, Maryland, New Jersey, Virginia, Arizona, Colorado, Texas, California, Nevada, Illinois, Minnesota, New York, North Carolina, and South Carolina. Lennar was founded in 1954 and is based in Miami, Florida.

Historical Performance of Lennar

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of Lennar for each quarter in the period from January 1, 2003 through June 29, 2007 and for the period from July 2, 2007 through August 2, 2007. The closing price of Lennar on August 2, 2007 was $31.77. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of Lennar should not be taken as an indication of future performance, and no assurance can be given that the price of Lennar will decrease relative to its initial value during the term of the notes.
Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	26.17	21.93	24.36
June 30, 2003	40.81	24.02	35.75
September 30, 2003	39.45	31.15	38.90
December 31, 2003	50.90	38.72	48.00
March 31, 2004	56.98	42.55	54.03
June 30, 2004	54.77	41.33	44.72
September 30, 2004	48.75	40.30	47.60
December 31, 2004	57.20	41.37	56.68
March 31, 2005	62.49	52.38	56.68
June 30, 2005	65.30	50.30	63.45
September 30, 2005	68.86	53.39	59.76
December 30, 2005	63.86	52.34	61.02
March 31, 2006	66.44	55.06	60.38
June 30, 2006	62.38	42.81	44.37
September 29, 2006	48.95	38.66	45.25
December 29, 2006	54.61	44.22	52.46
March 30, 2007	56.54	42.16	42.21
June 29, 2007	47.41	36.37	36.56
July 2, 2007-August 2, 2007	37.44	27.73	31.77

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PULTE HOMES, INC.

According to publicly available information, Pulte Homes, Inc. (“Pulte”), through its subsidiaries, engages in the homebuilding and financial services businesses primarily in the United States. Pulte's Homebuilding business engages in the acquisition and development of land for residential purposes within the continental United States and Puerto Rico; and the construction of housing on such land targeted for the first-time, first and second move-up, and active adult home buyers. It sells its homes through its sales teams and sales brokers. In addition, its Financial Services business includes mortgage and title operations. Pulte arranges financing through the origination of mortgage loans for its homebuyers; sells such loans and the related servicing rights; and provides title insurance policies, examination, and closing services to buyers of homes. Pulte was founded in 1956 and is headquartered in Bloomfield Hills, Michigan..

Historical Performance of Pulte

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices, of Pulte for each quarter in the period from January 1, 2003 through June 29, 2007 and for the period from July 2, 2007 through August 2, 2007. The closing price of Pulte on August 2, 2007 was $19.99. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of Pulte should not be taken as an indication of future performance, and no assurance can be given that the price of Pulte will decrease relative to its initial value during the term of the notes.
Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2003	13.29	11.36	12.54
June 30, 2003	18.00	12.33	15.42
September 30, 2003	17.44	14.49	17.00
December 31, 2003	24.71	16.86	23.41
March 31, 2004	29.08	20.00	27.80
June 30, 2004	28.25	22.38	26.02
September 30, 2004	32.04	24.44	30.69
December 31, 2004	32.50	23.73	31.90
March 31, 2005	39.95	30.01	36.82
June 30, 2005	43.85	33.83	42.13
September 30, 2005	48.23	40.79	42.92
December 30, 2005	43.76	34.25	39.36
March 31, 2006	44.70	36.01	38.42
June 30, 2006	41.48	26.49	28.79
September 29, 2006	33.92	26.02	31.86
December 29, 2006	35.31	28.25	33.12
March 30, 2007	35.56	25.51	26.46
June 29, 2007	29.40	22.26	22.45
July 2, 2007-August 2, 2007	23.73	17.37	19.99

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

Under one approach, each note should be treated for federal income tax purposes as a call option written by you (the “Call Option”) that permits us to “cash settle” the Call Option (i.e., require you to pay us at the maturity date the difference between the Deposit and the value of the applicable reference asset at such time, subject to a maximum payment equal to the issue price of your note), and a deposit with us of cash in an amount equal to the issue price of your note (the “Deposit”) to secure your potential obligation under the Call Option. We intend to treat the notes consistent with this approach and, pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Your treatment under this approach will be substantially the same as that described in the prospectus supplement under “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,” provided however that references in the prospectus supplement to a “Put Option” and “Put Premium” should be understood as references the “Call Option” and “Call Premium,” respectively.

We also intend to treat the Deposits as “short-term obligations” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes-Short-Term Debt Instruments in the prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

As described in the prospectus supplement under “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,” for purposes of dividing the 20.40 per cent interest rate on the notes among interest on the Deposit and call premium, [●] per cent constitutes interest on the Deposit and [●] per cent constitutes call premium.

If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income on the notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibits the borrowing of money, the sale of property and certain other transactions involving the assets of plans that are qualified under the Code or individual retirement accounts (“IRAs”) and persons who have certain specified relationships to them. Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits similar transactions involving employee benefit plans that are subject to ERISA (“ERISA Plans”). Qualified Plans, IRAs and ERISA Plans are referred to as “Plans.”

Persons who have such specified relationships are referred to as “parties in interest” under ERISA and as “disqualified persons” under the Code. “Parties in interest” and “disqualified persons” encompass a wide range of persons, including any fiduciary (for example, an investment manager, trustee or custodian), any person providing services (for example, a broker), the Plan sponsor, an employee organization any of whose members are covered by the Plan, and certain persons related to or affiliated with any of the foregoing.

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The purchase and/or holding of the notes by a Plan with respect to which the issuer is a fiduciary and/or a service provider (or otherwise is a “party in interest” or “disqualified person”) would constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless such notes are acquired or held pursuant to and in accordance with an applicable statutory or administrative exemption. The issuer and several of its subsidiaries are each considered a “disqualified person” under the Code or “party in interest” under ERISA with respect to many Plans, although the issuer is not a “disqualified person” with respect to an IRA simply because the IRA is established with HSBC Securities (USA) Inc. (“HSI”) or because HSI provides brokerage to the IRA, and the issuer cannot be a “party in interest” to any IRA other than certain employer-sponsored IRAs as only employer-sponsored IRAs are covered by ERISA.

Applicable exemptions may include certain prohibited transaction class exemptions (for example, Prohibited Transaction Class Exemption (“PTCE”) 84-14 relating to qualified professional asset managers, PTCE 96-23 relating to certain in-house asset managers, PTCE 91-38 relating to bank collective investment funds, PTCE 90-1 relating to insurance company separate accounts and PTCE 95-60 relating to insurance company general accounts).

It should also be noted that the recently enacted Pension Protection Act of 2006 contains a statutory exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for transactions involving certain parties in interest or disqualified persons who are such merely because they are a service provider to a Plan, or because they are related to a service provider. Generally, the exemption would be applicable if the party to the transaction with the Plan is a party in interest or a disqualified person to the Plan but is not (i) an employer, (ii) a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the Plan assets involved in the transaction, (iii) a fiduciary who renders investment advice (within the meaning of ERISA and Section 4975 of the Code) with respect to those assets, or (iv) an affiliate of (i), (ii) or (iii). Any Plan fiduciary relying on this statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) and purchasing notes on behalf of a Plan will be deemed to represent that (x) the fiduciary has made a good faith determination that the Plan is paying no more than, and is receiving no less than, adequate consideration in connection with the transaction and (y) neither the issuer nor any affiliates of the issuer directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) with respect to the assets of the Plan which such fiduciary is using to purchase the notes, both of which are necessary preconditions to utilizing this exemption.

Any purchaser that is a Plan is encouraged to consult with counsel regarding the application of the exemption or any other statutory or administrative exemption. A fiduciary of a Plan purchasing the notes, or in the case of certain IRAs, the grantor or other person directing the purchase of the notes for the IRA, shall be deemed to represent that its purchase, holding, and disposition of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

A fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be subject to civil liability or civil penalties under ERISA. Code Section 4975 generally imposes an excise tax on disqualified persons who engage, directly or indirectly, in similar types of transactions with the assets of Plans subject to Section 4975.

In accordance with ERISA’s general fiduciary requirement, a fiduciary with respect to any ERISA Plan who is considering the purchase of the notes on behalf of such plan should determine whether such purchase is permitted under the governing plan document and is prudent and appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio. Plans established with, or for which services are provided by, the issuer or its affiliates should consult with counsel prior to making any such acquisition.

Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA) and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA), and other plans are not subject to Section 406 of ERISA or Section 4975 of the Code. However, such plans may be subject to the provisions of applicable federal, state, local or other laws, rules or regulations (“Similar Law”) materially similar to the foregoing provisions of ERISA or the Code. Fiduciaries of such plans should consider applicable Similar Law when investing in the notes. Each fiduciary of such a plan will be deemed to represent that the plan’s acquisition and holding of the notes will not result in a non-exempt violation of applicable Similar Law.

FWP-13

The sale of notes to a Plan or a Similar Plan is in no respect a representation by the issuer or any of its affiliates that such an investment meets all relevant legal requirements with respect to investments by Plans or Similar Plans generally or any particular Plan or Similar Plan, or that such an investment is appropriate for a Plan or Similar Plan generally or any particular Plan or Similar Plan.

MERGER EVENTS AND TENDER OFFERS

Merger Events. A “Merger Event” shall mean any (i) reclassification or change of each reference asset that results in a transfer of or an irrevocable commitment to transfer all of the outstanding shares of such reference asset to another person or entity, (ii) consolidation, amalgamation, merger or binding share exchange of such reference issuer with or into another entity or person (other than a consolidation, amalgamation, merger or binding share exchange in which such reference issuer is the continuing entity and which does not result in a reclassification or change of all of shares of such reference asset outstanding), (iii) takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of such reference asset (other than such reference asset owned or controlled by such other entity or person), or (iv) consolidation, amalgamation, merger or binding share exchange of such reference issuer or its subsidiaries with or into another entity in which such reference issuer is the continuing entity and which does not result in a reclassification or change of shares of such reference asset outstanding but results in the outstanding shares of such reference asset (other than shares of such reference asset owned or controlled by such other entity) immediately following such event collectively representing less than 50% of the outstanding shares of such reference asset immediately prior to such event (a “Reverse Merger”), in each case if the closing date of the merger event is on or before the final valuation date.

Tender Offers. A “Tender Offer” shall mean, in respect of the voting shares of a reference issuer, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in such entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of such reference issuer as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

If a merger event or a tender offer occurs and the consideration for each reference asset consists solely of new shares that are publicly quoted, traded or listed on the New York Stock Exchange, American Stock Exchange, NASDAQ or any other exchange that is a participant in an effective national market system plan (the “New Reference Asset”), then each reference asset will be adjusted to comprise the number of the new reference asset to which a holder of one share of such reference asset immediately prior to the occurrence of the merger event or tender offer, as the case may be, would be entitled upon consummation of such merger event or tender offer, and the calculation agent shall adjust any or all of the initial values, trigger level or any other variable for such new reference asset.

If a merger event or a tender offer occurs and distributions of property, other than a new reference asset, are made on such reference asset, in whole or in part, then the calculation agent shall accelerate the maturity date to the day which is four business days after the approval date (as defined below). On the maturity date, the we shall pay to each holder of a note the principal payment at maturity. For the purposes of calculating the final return, the final value of such reference asset will be deemed to be the value of all consideration received (or that would be received) in respect of such event; the final valuation date with respect to such reference asset will be deemed to be the approval date. The final value for any reference asset not affected by the merger event or tender offer shall be the official closing price of such reference asset on the day immediately prior to the approval date. The calculation agent shall adjust the principal payment at maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder. The “Approval Date” is the closing date of a merger event, or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires, or acquires the right to obtain, the relevant percentage of the voting shares of such reference issuer, or if such date is not a scheduled trading day, the immediately preceding scheduled trading day.

FWP-14

NATIONALIZATION, DELISTING AND INSOLVENCY

Nationalization. “Nationalization” shall mean all the assets or substantially all the assets of such reference issuer are nationalized, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity.

Insolvency.“Insolvency” shall mean that, with respect to such reference issuer, by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding involving, such reference issuer, (i) any shares of the reference asset of the reference issuer are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of any shares of the reference asset become legally prohibited from transferring the reference asset.

Delisting Event. A “Delisting Event” shall occur, with respect to a reference asset, if the relevant exchange announces that pursuant to the rules of the relevant exchange, the reference asset ceases (or will cease) to be listed, traded or publicly quoted on the relevant exchange for any reason (other than a merger event or tender offer) and is not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the same country as the relevant exchange.

If a nationalization, insolvency or delisting event relating to a reference asset occurs, the calculation agent shall accelerate the maturity date to the day which is four business days after the announcement date (as defined below). On the maturity date, we shall pay to each holder of a note the principal payment at maturity. For the purposes of calculating the final return, the final value of such reference asset will be deemed to be the closing price of such reference asset on the scheduled trading day immediately prior to the announcement date. In addition, the calculation agent shall adjust the principal payment at maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder. The “Announcement Date” means (i) in the case of a nationalization, the day of the first public announcement by the relevant government authority that all or substantially all of the assets of such reference issuer are to be nationalized, expropriated or otherwise transferred to any governmental agency, authority or entity, (ii) in the case of a delisting event, the day of the first public announcement by the relevant exchange that such reference asset will cease to trade or be publicly quoted on such exchange, or (iii) in the case of an insolvency, the day of the first public announcement of the institution of a proceeding or presentation of a petition or passing of a resolution (or other analogous procedure in any jurisdiction) that leads to an insolvency with respect to such reference issuer.

POTENTIAL ADJUSTMENT EVENT

Potential Adjustment Events. A “Potential Adjustment Event” shall mean, with respect to a reference asset, any of the following (i) a subdivision, consolidation or reclassification of such reference asset (other than a merger event or tender offer), or a free distribution or distribution of the reference asset to existing holders by way of bonus, capitalization or similar issue; (ii) a distribution to existing holders of the reference asset of (A) the reference asset, (B) other capital or securities granting the right to payment of distributions and/or proceeds of liquidation of the reference issuer equal, proportionate or senior to such payments to holders of the reference asset or (C) any other type of securities, rights or warrants or other assets, in any case for payments (cash or other) at less than the prevailing market price, as determined by the calculation agent; (iii) an extraordinary distribution paid by the reference issuer; (iv) a call by the reference issuer in respect of the reference asset that are not fully paid; (v) a repurchase of the reference asset or securities convertible into or exchangeable for the reference asset by the reference issuer whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or (vi) any other similar event that may have a diluting or concentrative effect on the theoretical value of the reference asset other than insolvency, merger event or tender offer, in each case if the potential adjustment event occurs before the final valuation date.

If a potential adjustment event shall occur, then the calculation agent will determine whether such potential adjustment event has a diluting or concentrative effect on the theoretical value of one reference asset and, if so, will (i) make the corresponding adjustment(s), if any, to the initial value of the reference asset, trigger level or any other variables (or any combination thereof) as the calculation agent determines appropriate to account for that diluting or concentrative effect, and (ii) determine the effective date(s) of the adjustment(s).

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For the purposes of making an adjustment required by any of the foregoing corporate events, the calculation agent will determine the value of each type of property distributed in the distribution. If a holder of shares of the reference issuer elects to receive different types or combinations of types of property in the reorganization event, such property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent. The calculation agent will provide information about the adjustments it makes upon your written request.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated principal payment at maturity due and payable in the same general manner as described in “Return on the Notes — Payment at Maturity” in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated final return. If a market disruption event exists on that scheduled trading day, then the final valuation date for the reference asset will be postponed for up to eight scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

FWP-16

		HSBC USA Inc. $[●] Upside Down Equity Basket Linked Notes Linked to common shares of D.R. Horton, Inc., Lennar Corporation and PULTE HOMES, INC. August 9, 2007 FREE WRITING PROSPECTUS
You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS
Free Writing Prospectus
Summary	FWP-2
Risk Factors	FWP-4
Illustrative Examples	FWP-6
Description of the Reference Issuers	FWP-8
Certain U.S. Federal Income Tax Considerations	FWP-12
Certain ERISA Considerations	FWP-12
Merger Events and tender offers	FWP-14
Nationalization, Delisting and Insolvency	FWP-15
potential adjustment event	FWP-15
Events of Default and Acceleration	FWP-16
Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-13
Description of Notes	S-14
Sponsors or Issuers and Reference Asset	S-25
Use of Proceeds and Hedging	S-26
Certain U.S. Federal Income Tax Considerations	S-26
Supplemental Plan of Distribution	S-38
Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations
Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59

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